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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heritage Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4417 Beach Blvd., Suite 302
(No. and Street)

Jacksonville	**FL**	**33207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins — **904-354-9600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rosenfield & Company, PLl
(Name - if individual, state last, first, middle name)

Capital Plaza II, 301 East Pine St., Ste 975	**Orlando**	**FL**	**32801**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. Donald Wiggins (signature)
Signature

C. Donald Wiggins
Title

Amanda Meshaw (signature)
Notary Public

AMANDA MESHAW
Notary Public - State of Florida
Commission # GG 271207
My Comm. Expires Oct 25, 2022
Bonded through National Notary Assn.

SEC Mail Processing
MAR 01 2019
Washington, DC

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

CONTENTS:

The accompanying notes are an integral part of these financial statements.

R SENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO, PLLC
(888) 556-1154 | INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Heritage Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Heritage Capital Group, Inc.'s management. Our responsibility is to express an opinion on Heritage Capital Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Heritage Capital Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Heritage Capital Group, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rosenfield & Company PLLC

We have served as Heritage Capital Group, Inc.'s auditor since 2017.

Rosenfield and Company, PLLC
Orlando, Florida
February 28, 2019

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

Assets:

Cash	$ 146,872
Account receivable	
Clients	129,590
Related parties	89,286
	218,876
Marketable securities owned, at fair value	67,550
Prepaid expenses and other assets	40,284
Equipment	109,854
Less accumulated depreciation	(70,601)
Equipment, net of depreciation	39,253
Total Assets	$ 512,835

Liabilities and Stockholders' Equity:

Liabilities:	
Accounts payable	$ 112,650
Related party payables	13,953
Total liabilities	126,603
Commitments and contingencies	
Stockholders' equity:	
Common stock ($0.10 par value)	
1,000 shares authorized,	
issued and outstanding	100
Additional paid-in capital	410,933
Accumulated deficit	(24,801)
Total Stockholders' equity	386,232
Total Liabilities and Stockholders' Equity	$ 512,835

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Mergers & acquisitions	$ 3,819,519
Consulting	1,662,788
Total Revenues	5,482,307
Cost of Services	(3,908,571)
Gross Profit	1,573,736
Expenses:	
Payroll	406,494
Phone & Information Services	199,826
Professional Fees	78,304
Rent	113,241
Dues & subscriptions	38,718
Marketing	39,844
Commissions & fees	25,498
Travel	1,697
Conferences & meetings	5,218
Client reimbursable, net of income	3,275
Bad debts	66,527
Office	169,820
Depreciation	9,047
Total expenses	1,157,509
Operating Income	416,227
Other Income:	
Related party reimbursable, net of expense	7,420
Unrealized gains on marketable securities	450
Dividend income	1,669
Total other income	9,539
Net Income	$ 425,766

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at January 1, 2018	$ 100	$ 410,933	$ (178,567)	$ 232,466
Capital Contribution	-	-	-	-
Distributions to Stockholders	-	-	(272,000)	(272,000)
Net Income	-	-	425,766	425,766
Balance at December 31, 2018	$ 100	$ 410,933	$ (24,801)	$ 386,232

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:		
Net Income	$	425,766
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,047
Non-cash dividends		(1,176)
Unrealized gains on marketable securities		(450)
Changes in operating assets and liabilities:		
Increase in receivables		(66,788)
Increase in prepaid expenses and other assets		(27,195)
Decrease in accounts payable		(19,699)
Net cash flows from operating activities		319,505
Cash Flows From Investing Activities:		
Purchase of equipment		(36,852)
Cash Flows From Financing Activities:		
Owners' Distribution		(272,000)
Net change in cash		10,653
Cash at the beginning of the year		136,219
Cash at the end of the year	$	146,872

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

The Company's operations are subject to several factors that can affect its operating results and financial condition, including but not limited to, the results of its consulting and advisory services and the availability of mergers and acquisitions transactions. For the year ended December 31, 2018, the Company had a net income of $425,766, generated cash from operating activities of $319,505 and at December 31, 2018 had an accumulated deficit of $24,801. During the year ended December 31, 2018, the Company's stockholders received equity disbursements totaling $272,000.

Note 2 – Summary of Significant Accounting Policies:

Accounts Receivable:
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities owned, at fair value:
The Company's investments in marketable securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

This standard utilizes a fair value hierarchy, which describes the following three levels of inputs that may be used to measure fair value:

Level 1: Values measured using quoted prices in active markets for identical investments. The Company's marketable securities owned are all valued pursuant to this level.

Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

Equipment and Depreciation:
Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes:
Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal

income tax returns of the stockholders and are taxed based upon their personal tax statuses and returns. The Company uses the cash basis of accounting for income tax purposes.

The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes and limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:
Advertising costs are expensed as incurred.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

Use of Estimates:
The preparation of the financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Revenue is earned from advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

All revenues of the Company are recorded in accordance with ASC 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The company will recognize revenue for any retainers, which are non-refundable, and consulting contracts as they are billed. Revenue from merger & acquisition contracts will be recognized when there is a successful sale of the business.

On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaces most existing revenue recognition guidance in accounting principles generally accepted in the United States of America ("U.S. GAAP") and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 one year, making it effective for annual reporting periods beginning after December 15, 2017.

The majority of revenue arrangements consist of a performance obligation to provide strategic consulting and merger & acquisition services in return for compensation. Based on the Company's evaluation process and review of contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with the Company's revenue recognition policy under previous guidance. The Company adopted the new standard effective January 1, 2018 using the modified retrospective approach.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company's ongoing maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2018, the Company reported net capital of $163,775, which was $155,335 in excess of its net capital requirement of $8,440. The Company's ratio of aggregate indebtedness-to-net capital was 0.77 to 1. Accordingly, the Company is in compliance with its net capital requirements at December 31, 2018.

Note 4 – Investments in Marketable Securities Owned, at Fair Value:

The Company's investments in marketable securities owned, at fair value, consist of common stocks and mutual funds with fair value based on quoted prices in active markets (all Level 1 measurements).

Investments are summarized as follows at December 31, 2018;

	Cost	Fair Value	Total Unrealized Gains	2018 Unrealized Gains
Common stocks	$ 3,300	$ 24,471	$ 21,171	$ 1,215
Mutual funds	42,614	43,080	466	(765)
	$ 45,914	$ 67,551	$ 21,637	$ 450

Note 5 – Equipment:

Equipment is summarized as follows:

	Useful life (years)	
Office and computer equipment	5-7	$64,906
Furniture and fixtures	5-7	25,819
Leasehold improvements	3-7	19,129
		109,854
Less accumulated depreciation		70,601
		$39,253

Depreciation expense totaled $9,047 for the year ended December 31, 2018.

Note 6 – Related Party Transactions:

The Company has an Expense Sharing and Professional Service Agreements with Business Valuation, Inc. ("BVI"), a corporation wholly-owned by the Company's majority stockholder, in which each company shares rent and other occupancy costs, as well as payroll costs for the administrative personnel who perform services for both companies. The Company also incurs certain expenses related to various BVI analysts providing subcontractor services. The Company paid BVI $970,162 during the year ended December 31, 2018 for the above services, which were recorded as expense, and did not owe anything for subcontractor services.

BVI was charged $61,398 by the Company during the year 2018 for their share of rent and other operating expenses, which were recorded as a reduction of the applicable expense. BVI owed the Company $3,640 for other operating expenses at December 31, 2018, which is part of the $61,398 and is included in related party payables in the accompanying Statement of Financial Condition.

Commissions and fees to stockholders totaled $2,541,719 for the year ended December 31, 2018 and are included in cost of services in the accompanying Statement of Income.

Additionally, the stockholders' and independent contractor agreements contain a provision that each stockholder and principal, after a grace period of one year, is responsible for earning a minimum fee income of $3,000 per month, or $36,000 per year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from the client fee income are credited toward the minimum overhead amount for each stockholder and principal.

As of December 31, 2018, the amount due to stockholders of $13,953 is included in accounts payable – related parties in the accompanying Statement of Financial Condition. Amounts due from stockholders for travel expenses of $4,999, and analyst fees of $46,425 is part of the $89,286 accounts receivable related party in the accompanying Statement of Financial Condition

Note 7 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by its customers.

For the year ended December 31, 2018, fees and consulting income generated 30.3% of the Company's total revenues, and five of the Company's clients accounted for 51% of total revenue from fees and consulting with no client accounting for more than 15%. Receivables due from two clients represented approximately 79% of total accounts receivable at December 31, 2018.

Note 8 – Commitments and Contingencies:

Effective November 1, 2014, the Company entered into a non-cancellable lease agreement for its new office location. The lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring October 31, 2021. The Company subleases a percentage of its space to BVI based on square footage usage. Rent expense, net of sublease amounts billed to BVI, totaled $105,275 for the year ended December 31, 2018.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31, 2018	
2019	$ 141,912
2020	145,449
2021	122,263
	$409,624

Estimated sublease income from BVI for the three yeas succeeding December 31, 2018 are as follows: 2019 - $43,902; 2020 - $44,996; 2021 - $41,643.

Effective September 1, 2018 the Company entered into a non-cancellable lease agreement for its new office location in Savannah, GA at a cost of $900 per month. The lease expires August 31, 2019 with an option to renew.

Except for the lease commitments, the Company has no other commitments or contingencies existing as of December 31, 2018 that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2018.

HERITAGE CAPITAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
Of the Securities and Exchange Commission
DECEMBER 31, 2018

Net Capital:	
Total Stockholders' equity	$ 386,233
Fees receivable	(135,372)
Equipment, net	(39,254)
Prepaid expenses and other assets	(40,284)
Tentative Net Capital	171,323
Haircut on marketable securities	(7,548)
Net Capital	$ 163,775
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 126,603
	$ 126,603
Computation of basic net capital requirement:	
One-fifteenth of Aggregate Indebtedness	$ 8,440
Minimum dollar net capital requirement	5,000
Net capital requirement (greater)	$ 8,440
Excess Net Capital	$ 155,335
Percentage of Aggregate Indebtedness To Net Capital	77.30%

There were no material differences existing between the above computation and that reported in the Company's corresponding unaudited Form A-17a Part IIA filed for the year. Accordingly, no reconciliation is necessary.

HERITAGE CAPITAL GROUP, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(I).

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION):

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at December 31, 2018.

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO, PLLC
(888) 556-1154 | INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Heritage Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Heritage Capital Group, Inc. (the "Company") stated that although the Company is designated, by its FINRA membership agreement, to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2018. The Company's management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rosenfield & Company PLLC

Rosenfield and Company, PLLC
Orlando, Florida
February 28, 2019

R SENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO, PLLC
(888) 556-1154 I INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Heritage Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Heritage Capital Group, Inc. (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) . Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rosenfield & Company PLLC

Rosenfield and Company, PLLC
Orlando, Florida
February 28, 2019

HERITAGE CAPITAL GROUP, INC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

Heritage Capital Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the year ended December 31, 2017.

(2) The Company has met the exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2017 without exception.

I, C. Donald Wiggins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Donald Wiggins

President

Heritage Capital Group, Inc.

February 28, 2019